U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Matheny                         James                 T.
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   (Last)                           (First)             (Middle)

     c/o Atlas Air Worldwide Holdings, Inc.
     2000 Westchester Avenue
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                                    (Street)

     Purchase,                        NY                 10577
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Atlas Air Worldwide Holdings, Inc. - CGO
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


     August, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     President & COO
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.01 par value          2/8/02         A        V      3,652(1)    A      $10.68                  D
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Common Stock, $.01 par value          8/23/02        A        V      24,345(1)   A      $3.09    35,377         D
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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) Represents an award of restricted stock units that are exchangeable for common shares on a one-for-one basis and that are subject to certain vesting requirements.



/s/ Michael W. Borkowski                                        9/9/02
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      **Signature of Reporting Person                             Date
        Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                POWER OF ATTORNEY


The undersigned does hereby make, constitute and appoint Thomas G. Scott, John
W. Dietrich and Michael W. Borkowski as the undersigned's true and lawful agents and attorneys-in-fact (each hereinafter referred to as an "Attorney") to act either together or alone in the name and on behalf of the undersigned for and with respect to the matters hereinafter described.

     Each Attorney shall have the power and authority to prepare, execute and deliver Statements of Changes of Beneficial Ownership of Securities on Form 4 or Form 5 (or such other forms as may be designated from time to time by the Securities and Exchange Commission (the "Commission") for such purpose) or any amendments thereto required to be filed with the Commission under the Securities Exchange Act of 1934 on behalf of the undersigned as a result of the undersigned's transactions in, or changes in beneficial ownership of, equity securities (including derivative securities) of Atlas Air Worldwide Holdings, Inc.

Each Attorney is hereby authorized to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient in order to more effectively carry out the intent and purposes of the foregoing.

The Power of Attorney conferred hereby is not delegable by any Attorney. Each Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

The undersigned hereby ratifies, confirms and adopts as the undersigned's own act and deed all action lawfully taken by the Attorneys, or any of them, pursuant to the power and authority herein granted.

Unless sooner revoked by the undersigned, this Power of Attorney shall be governed by the laws of the State of New York, and the power and authority granted herein shall terminate on December 31, 2004.

IN WITNESS HEREOF, the undersigned has set his or her hand this 13th day of August, 2002.


                              /s/ James T. Matheny
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                              Signature


                              James T. Matheny
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                              Print Name